UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May, 2015

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-192720.

Content

Kamada reported updated data from the Company’s European and Canadian Phase 2/3 clinical study of inhaled Alpha-1 antitrypsin (AAT) to treat alpha-1 antitrypsin deficiency (AATD) during a panel discussion entitled, “New Treatment Prospects for AATD Patients: Results from a Phase 2/3 Inhaled AAT Trial.”  The panel, led by Key Opinion Leaders (KOLs) who specialize in treating patients with AATD, was held during the American Thoracic Society (ATS) 2015 International Conference held from May 15-20, 2015 in Denver, Colorado.

The slides from the presentation are attached as Exhibit 99.1 and are also available on the Company’s website at www.kamada.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 20, 2015	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	A Slide Presentation - Inhaled AAT Phase 2/3 Study Results - May 2015.